How to Invest

The HIT is an open-end mutual fund valued monthly as of the last business day of the month.

●	Units are sold directly by the HIT without any sales charge (load) or commissions.
●	Purchase price is equal to the units’ net asset value as of the close of business of the major bond markets in New York on the last business day of each month.
●	Funds received prior to the last day of the month are invested in short-term securities until the last day of the month, at which time the earnings are invested in the HIT or, if the participant chooses, returned via check or wire.
●	Funds must be received by 4:00PM on the last business day of the month to be invested for the following month.
●	To discuss investing and to obtain necessary forms, please contact:

Julissa Servello Investment Relations Manager 202-331-8055 jservello@aflcio-hit.com